IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD DELIVERS EXCEPTIONAL OPERATING AND EXPLORATION PERFORMANCE IN 2017 WITH SIGNIFICANT GROWTH CATALYSTS AHEAD IN 2018

All 2017 numbers are preliminary and unaudited and subject to final adjustment.
All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 16, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced preliminary operating results for 2017 and guidance for 2018.

"As indicated by the preliminary numbers, we had another year of solid operating performance," said IAMGOLD's President and CEO, Steve Letwin. "Annual production of 882,000 ounces was at the top end of our target range, all-in sustaining costs are expected at the low end of guidance, and we ended the year with $1 billion in liquidity. In 2017 we achieved milestones that have ignited our major growth projects, and now as we head into 2018 it's all about execution. Our capital spending plan this year includes the development of Saramacca, the heap leaching project at Essakane, and the Côté Gold feasibility study. Our continued success in building our growth pipeline is expected to drive production to 1.2 to 1.3 million ounces by 2022, with all-in sustaining costs below $850 an ounce."

Performance Highlights for 2017

- Attributable gold production of 882,000 ounces; at the top end of guidance of 845,000 to 885,000 ounces; fourth quarter production of 228,000 ounces.
- Attributable gold sales expected to be approximately 870,000 ounces.
- Total cash costs[1] expected at mid-point of guidance of $740 to $780 per ounce.
- All-in sustaining costs[1] expected at low end of guidance of $1,000 to $1,040 per ounce.
- Significant increase in reserves at Rosebel and Côté Gold and a maiden resource at Saramacca
- Capital expenditures in line with guidance of $225 million.
- Cash taxes expected to be approximately $50 million.
- Approximately $790 million in cash, cash equivalents and money market investments as at December 31, 2017.

Guidance Highlights for 2018

- Attributable gold production between 850,000 and 900,000 ounces.
- Cost of sales between $765 and $815 per ounce.
- Total cash costs between $750 and $800 per ounce.
- All-in sustaining costs between $990 and $1,070 per ounce.
- All-in sustaining costs and cash costs per ounce expected to trend downwards in second half.
- Exploration continues to target additional resources at Saramacca, Essakane, Boto, Siribaya, Monster Lake, Nelligan and Eastern Borosi.
- Capital expenditures of $365 million ±5%, with sustaining capital at a level consistent with 2017 and non-sustaining capital higher mainly due to the development of Saramacca and Essakane's heap leaching project.

[1] Non-GAAP measure.

2017 PRELIMINARY OPERATING RESULTS

Full year attributable production of 882,000 ounces was at the top end of guidance of 845,000 to 885,000 ounces, with production from owner-operator sites exceeding guidance and Essakane achieving record production. Attributable gold production for the fourth quarter 2017 was 228,000 ounces.

The following table presents attributable production by operating site:

ATTRIBUTABLE GOLD PRODUCTION						
(000s oz)	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2017	Guidance
Owner-Operator						
Essakane (90%)	93	101	93	102	389	370-380
Rosebel (95%)	74	74	75	79	302	295-305
Westwood (100%)	30	33	33	29	125	115-125
Total Owner-Operator	**197**	**208**	**201**	**210**	**816**	**780-810**
Joint Ventures	**17**	**15**	**16**	**18**	**66**	**65-75**
TOTAL	**214**	**223**	**217**	**228**	**882**	**845-885**

Total cash costs for 2017 are expected to be at the mid-point of guidance of $740-$780 an ounce, and all-in sustaining costs are expected to be at the low end of guidance of $1,000 to $1,040 an ounce.

2018 PRODUCTION AND COST GUIDANCE

Full Year Guidance[1]	2018
Essakane (000s oz)	**380 – 395**
Rosebel (000s oz)	**295 – 310**
Westwood (000s oz)	**125 – 135**
Total owner-operator production (000s oz)	**800 – 840**
Sadiola Joint Venture (000s oz)	**50 – 60**
Total attributable production (000s oz)	**850 – 900**
Total cost of sales[2] ($/oz)	**$765 - $815**
Total cash costs[3,4] – owner-operator ($/oz)	**$750 – $800**
Total cash costs[3,5] ($/oz)	**$750 – $800**
All-in sustaining costs[3,4] – owner-operator ($/oz)	**$990 – $1,070**
All-in sustaining costs[3,5] ($/oz)	**$990 – $1,070**

[1] Guidance for 2018 is based on the following assumptions:
- Average gold price per ounce of $1,250;
- Average crude oil price per barrel of $54;
- U.S. dollar value of the Euro of $1.18; and
- Canadian dollar value of the U.S. dollar of $1.26.

[2] Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Joint Ventures which are accounted for on an equity basis.

[3] Non-GAAP measure.

[4] Consists of Rosebel, Essakane, Westwood on an attributable basis.

[5] Consists of Rosebel, Essakane, Westwood, and the Sadiola joint venture on an attributable basis.

In 2018, we expect production to range between 850,000 and 900,000 ounces. At Rosebel and Essakane, we expect production to be at a similar level to 2017 due to higher grades, partially offset by lower throughput. The proportion of hard rock in Rosebel's mill feed is expected to increase to approximately 60% from 45% in 2017. Westwood continues to ramp up with production expected to be between 125,000 and 135,000 ounces. Blocks 1 and 2 will provide most of the production in 2018, as infrastructure development continues in blocks 3 and 4. The Sadiola joint venture is expected to produce between 50,000 and 60,000 ounces. The Yatela joint venture has ceased production and is in closure mode. Retrenchment is expected to be completed early this year.

All-in sustaining cost guidance of $990 to $1,070 per ounce for 2018 reflects continued progress with initiatives to improve productivity and optimize performance across the sites. Readers are reminded that the guidance we provide is annual and that quarterly variation is normal. We expect 2018 production to be lighter in the first half of the year, reflecting lower production at Rosebel as a result of mine sequencing. As production builds in the second half of the year at Rosebel, cash costs and all-in sustaining costs per ounce are expected to trend lower. We also expect to see all-in sustaining costs at Essakane trend downwards in the second half of the year with declining levels of sustaining capital (including capitalized waste stripping). Therefore, we expect all-in sustaining costs at the consolidated level to trend downwards in the third and fourth quarters.

2018 CAPITAL EXPENDITURE GUIDANCE

($ millions)	Sustaining[1]		Non-Sustaining (Development/ Expansion)		Total[2]	
Essakane	$	75	$	75	$	150
Rosebel		45		85		130
Westwood		20		45		65
Owner-operator		140		205		345
Corporate and Development Projects		-		15		15
Total owner-operator		140		220		360
Sadiola (Joint Venture)		-		5		5
Total[3] (±5%)	$	140	$	225	$	365

[1] Sustaining capital includes capitalized stripping of $40 million for Essakane and $5 million for Rosebel.
[2] Includes $38 million of capitalized exploration expenditures. See Exploration Plan 2018 table in the following section.
[3] Capitalized borrowing costs are not included.

In 2018, we expect capital spending to be $365 million ± 5%. The increase in spending over 2017 reflects advancement of the company's growth projects as outlined in the non-sustaining capital section below. Sustaining capital is expected to remain at a level similar to 2017.

Non-Sustaining
Rosebel's non-sustaining capital of $85 million is for the development of Saramacca as we target a production start in 2019. Essakane's non-sustaining capital of $75 million includes an estimated $30 million for the heap leaching project, with the commencement of construction expected in the second half of the year and the oxygen plant to be commissioned by the end of 2018. Westwood's non-sustaining capital of $45 million is mainly for expansion/ramp-up development and remains at the same level as 2017. The $5 million in non-sustaining capital for Sadiola includes previous commitments related to the Sadiola Sulphide Project. The $15 million for Corporate and Development Projects is mainly related to the Côté Gold feasibility study targeted for completion in the first half of 2019.

Sustaining Capital
Sustaining capital guidance of $140 million is expected to be at a level similar to 2017. Total capitalized stripping, which is included in sustaining capital, of $45 million is expected to be at a level similar to 2017, as an increase at Essakane reflecting increased mining activity at Falagountou will be offset by a decrease at Rosebel.

AMENDED CREDIT FACILITY

The company's revolving credit facility has been extended by two years to March 2022 at more favourable terms. Additionally, the facility has been amended to include the option to add a further $100 million to the existing fully committed $250 million.

2018 EXPLORATION PLAN

An active and sustained exploration program is critical to replenishing reserves and resources. Our exploration program is focused on the discovery of new ounces through our wholly-owned and joint venture projects in the Americas and West Africa, as well as through the targeting of soft rock resources near our existing mines. In 2018, we increased our budget for exploration projects to $60 million to include expanded exploration programs at our Saramacca project near Rosebel in Suriname and satellite targets at Essakane in Burkina Faso. This year we are targeting initial reserve estimates for both Saramacca and the heap leach project at Essakane. In addition, we plan to update resource estimates at our Siribaya Project in Mali and possibly other projects as results merit. The increase in planned expenditures for feasibility and other studies is largely due to the continuation of activities for the Saramacca, Boto Gold and Côté Gold projects.

	2017 Actual			2018 Plan		
($ millions)	Capitalized	Expensed	Total	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$ -	$ 25	$ 25	$ -	$ 32	$ 32
Exploration projects - brownfield[1]	21	10	31	19	9	28
Exploration Projects	21	35	56	19	41	60
Feasibility and other studies	9	3	12	19	-	19
Total Exploration	$ 30	$ 38	$ 68	$ 38	$ 41	$ 79

[1] Excludes expenditures related to Joint Ventures of $1 million for 2017 Actual, and includes near mine and resource exploration of $11 million for 2017 Actual and $15 million for 2018 Plan.
[2] The capitalized portion of the 2018 Plan of $38 million is included in our capital spending guidance of $365 million ± 5%.

CONFERENCE CALL

A conference call will be held on Thursday, February 22, 2018 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s 2017 fourth quarter and full-year operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 1989#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "2018 Production and Cost Guidance, 2018 Capital Expenditure Guidance and 2018 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "significant", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.